January 15, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 12, 2020 CIK No. 0001819928

Dear Mr. Kim:

This letter sets forth the responses of DoubleVerify Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated November 25, 2020, relating to Amendment No. 1, confidentially submitted by the Registrant on November 12, 2020 (“Amendment No. 1”), to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on September 22, 2020 (the “Registration Statement”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

DRS/A submitted November 12, 2020

Prospectus Summary, page 1

1.	We note your response to prior comment 1 regarding the basis for your belief as to why you are a “leading software platform for digital media measurement and analytics” industry. Please briefly summarize your response in your prospectus summary; i.e., that you base your leadership on the breath of solutions you offer, your track record of innovation, and your accreditations.

E. Kim	2	January 15, 2021

In response to the Staff’s comment, the Registrant has updated its disclosure within “Prospectus Summary” to briefly summarize the basis of its characterization as a “leading software platform for digital media measurement and analytics.”

Use of Proceeds, page 42

2.	Please disclose that affiliates of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will receive net offering proceeds in connection with the repayment of the New Revolving Credit Facility. Quantify the amounts they will receive.

In response to the Staff’s comment, the Registrant has updated its disclosure within “Use of Proceeds” to include a statement that affiliates of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will receive a portion of the net offering proceeds in connection with the repayment of the New Revolving Credit Facility. The registrant has quantified the amounts such affiliates will receive based on the outstanding balance under the New Revolving Credit Facility as of December 31, 2020.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983 or C. Chloe Orlando at (212) 909-6914.

Best Regards,

/s/ Morgan J. Hayes
Morgan J. Hayes

cc:	Kathleen Krebs
Morgan Youngwood
Stephen Krikorian
U.S. Securities and Exchange Commission

Mark Zagorski
Andrew Grimmig
DoubleVerify Holdings, Inc.

Enclosures